EXHIBIT 3.1
Amendment No. 8
To
Second Amended and Restated Bylaws
of Ashford Hospitality Trust, Inc.
as amended by Amendment No. 1 on October 26, 2014, by Amendment No. 2 on October 19, 2015, by Amendment No. 3 on August 2, 2016, by Amendment No. 4 on March 17, 2022, by Amendment No. 5 on February 23, 2023, Amendment No. 6 on August 8, 2023 and Amendment No. 7 on February 27, 2024
Section 6 of Article I of the Second Amended and Restated Bylaws (the “Bylaws”) of Ashford Hospitality Trust, Inc. is hereby amended and restated to read in its entirety as follows:
Section 6. Quorum. . At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority (but solely for the 2025 annual meeting of stockholders and any postponement or adjournment thereof, at least one third) of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum; but this section shall not affect any requirement under any statute or the charter of the Corporation for the vote necessary for the approval of any matter. If such quorum is not established at any meeting of the stockholders, the chairman of the meeting may adjourn the meeting sine die or from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.
The stockholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum has been established, may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of enough stockholders to leave fewer than would be required to establish a quorum.